SETTLEMENT AND RELEASE AGREEMENT

Delta Natural Gas Company, Delgasco Inc., Enpro Inc., and Delta Resources, Inc.. (collectively the “Releasors”), in consideration of the sum of Three Hundred Thousand Dollars ($300,000.00), hereby executes this Settlement and Release Agreement (“Agreement”) in favor of National Union Fire Insurance Company of Pittsburgh, Pennsylvania, AIG Global Energy North America and Chartis U.S., Inc. (collectively the “Releasees”).

WHEREAS, National Union Fire Insurance Company of Pittsburgh, Pennsylvania insured the Releasors against property loss, pursuant to the terms and conditions of Policy number ST-260-92-60 with renewal numbers ST-260-70-57 and 2610551(the “Policy”).

WHEREAS, Releasors sustained loss related to the escape of natural gas from their natural gas storage well #119 located in Bell County, Kentucky before December 31, 2007 (the “Loss”).

WHEREAS, Releasors filed a lawsuit against Releasees related to the Loss, which is currently pending in The United States District Court for the Eastern District of Kentucky, Civil Action No. 5:11-CV-57-KSF (the “Lawsuit”)

WHEREAS, Releasors and Releasees, contemporaneously with the execution of this Agreement, have stipulated to dismiss the Lawsuit with prejudice.

ACCORDINGLY, the Releasors and Releasees agree as follows:

1.           Releasees shall have no more than thirty (30) days from the date of the execution of this settlement to remit the payment agreed to herein (“Payment”).  If any Releasees fails to make the cash payment provided for herein, Releasors may terminate this Release with respect to such Releasees and, upon such termination, the applicable Parties’ rights and obligations under the Release shall be reinstated and shall therefore be unaffected by the execution of this Release.

The Payment shall be made by wire transfer to the following account:

Beneficiary Bank Name:             BB&T
Beneficiary Bank ABA No.:        XXXXXXXXX
For Account of:                           Delta Natural Gas Company, Inc.
Beneficiary’s Account No.:         XXXXXXXXX

2.           Further, in consideration of the above-referenced Settlement, the Releasors do, hereby, for its affiliates, subsidiaries, heirs, executors, assigns, administrators, shareholders, trustees, creditors, and successors, remise, release, and forever discharge Releasees, their agents, servants, employees, officers, insurers, adjusters, reinsurers, attorneys, independent contractors, successors, assigns, affiliates, and subsidiaries from all obligations under the Policy with respect to the Loss.  This shall include all legal actions, claims, demands, rights, actions, causes of actions, and/or damages known or unknown, anticipated or unanticipated, which the Releasors have now or claim to have now or which may hereafter accrue against Releasees under the Policy related to the Loss.

3.           Releasors acknowledge that the consideration supporting this Agreement fully and completely satisfies the obligations of Releasees under the Policy with respect to the Loss.

4.           Releasors further warrant that the Releasors have not assigned or otherwise transferred or attempted to transfer, either separately or collectively, any of its legal actions, claims, demands, rights, actions, causes of action and/or damages released in this Agreement.

5.           Releasors acknowledge that the consideration expressed herein is made to resolve the Lawsuit and that the payment by Releasees shall not be considered an admission of any liability on the part of the Releasees, and shall not serve as a precedent for pending or future losses and claims.

6.           Releasors further acknowledge that this Agreement constitutes the entire agreement between the Releasors and Releasees with respect to the Settlement that is the subject of this Agreement, and that in executing this Agreement, Releasors have not relied upon any representation or statement not set forth herein, and that the representations contained in this Agreement are the complete and full representations to which they have agreed.

7.           This Agreement may be executed in counterparts and delivered to Releasors and their undersigned insurers in original form, or by facsimile or scanned image, each of which shall be deemed an original, and of such counterparts together shall constitute one and the same Agreement.

8.           The purpose of this Agreement is to ensure payment to Releasors, while documenting the release of all liability of the Releasees under the Policy.  The Releasors and Releasees agree to take whatever additional steps are necessary to enforce the intent of the Agreement.  Releasors agree to file a Stipulation of Dismissal With Prejudice, dismissing the Lawsuit, within five (5) days of receipt of Payment as set forth in Paragraph One above.

9.           The provisions of this Agreement are severable, and if any part of it is found to be unenforceable, the other paragraphs, or parts thereof, shall remain full, valid and enforceable.

10.         Having had the opportunity to confer with their counsel, Releasors and Releasees hereby declare that the terms of this Agreement have been completely read, fully understood and voluntarily accepted for the purposes of making a settlement and release of claims.  For purposes of construing this Agreement, no party shall be considered the drafter, and this Agreement shall be considered fully integrated.

11.          Except as required by law or to the extent publicly disclosed by Releasees, Releasors agree to keep this Release confidential and to refrain from disclosing it to anyone other than its own personnel, counsel, auditors, or financial advisors; provided that Releasors shall be permitted to make appropriate disclosures in their financial statements, including any filing required by the United States Securities and Exchange Commission, referring to the matters provided for herein and Releasors’ dissemination of such financial statements shall not be considered to be a breach of the terms hereof.  To the extent that there is a reasonable basis in fact or law for doing so, Releasors agrees to object to any subpoena or other demand or request that would result in disclosure of the terms of this Release.  To the extent that this Release must be disclosed pursuant to subpoena or other demand pursuant to law, Releasors agree to give Releasees written notice as soon as practicable (and legally permissible) after receipt of such subpoena or other demand.

12.          This Agreement shall be governed by and interpreted under Kentucky law.

Dated:	September 12, 2011	Delta Natural Gas Company, Delgasco Inc.,

Enpro Inc., and Delta Resources, Inc.

By:               s/Glenn R. Jennings
(Print Name:)      Glenn R. Jennings
(Print Title:)       Chairman, President & CEO

Dated:	September 12, 2011	National Union Fire Insurance Company of
Pittsburgh, Pennsylvania, AIG Global Energy North America and Chartis U.S., Inc.

By:          /s/Rabindranath Ratkumar
(Print Name:)  Rabindranath Ratkumar
(Print Title:)    Executive General Adjuster